Exhibit 99.1

Quantum eMotion Appoints Cybersecurity Leader Wayne Teeple as Chief Technology Officer

Former Board Member Brings Over 30 Years of Cybersecurity and Technology Leadership Experience to Accelerate Product Development and Commercialization

MONTRÉAL, Québec – 27 October 2026 – Quantum eMotion Corp. (TSXV: QNC; NYSE American: QNC; FSE: 34Q0) (“Quantum eMotion,” “QeM,” or the “Company”), a developer of quantum-safe cybersecurity solutions, is pleased to announce the appointment of David Wayne (“Wayne”) Teeple as Chief Technology Officer (CTO).

Mr. Teeple previously served on Quantum eMotion’s Board of Directors. He brings more than 30 years of experience in cybersecurity, telecommunications, information technology and executive leadership. His appointment strengthens the Company’s technical leadership as it speeds up the development, integration and commercialization of its quantum-safe cybersecurity solutions.

Extensive Cybersecurity and Technology Leadership Experience

Mr. Teeple is the founder and former Chief Executive Officer of Phirelight Security Solutions Inc., a Canadian cybersecurity company specializing in information security, risk management and cyber protection. RHEA Group acquired Phirelight in 2018 and integrated it into its Global Cyber Security offering, which shows Mr. Teeple’s experience in building and scaling cybersecurity businesses.

Earlier in his career, he served as a Communications and Electronics Officer in the Canadian Armed Forces. He later held senior leadership positions in the technology sector.

Mr. Teeple holds a degree in Computer Science from the University of Ottawa. His professional certifications include CISA, CRISC and PMP.

He has served on QeM’s Board since 2021, so he already understands the Company’s technology portfolio, strategic direction and commercial ambitions.

Accelerating Technology Integration and Commercialization

As CTO, Mr. Teeple will lead Quantum eMotion’s technology strategy, product development roadmap, engineering coordination and technical integration initiatives.

His responsibilities will include advancing the Company’s QRNG technologies, SecureKey cryptographic solutions, and Sentry-Q and eShield-Q platforms, with a focus on scalability, interoperability and commercial deployment.

He will also play an important role in the technical integration opportunities tied to QeM’s proposed acquisition of Plurilock Security Inc., which would combine quantum-safe cryptography with advanced identity security and AI-driven cybersecurity capabilities.

Francis Bellido, President and Chief Executive Officer of Quantum eMotion, commented:

“We are delighted to welcome Wayne to our executive leadership team as Chief Technology Officer. Having worked closely with him during his years on our Board, I have developed a deep appreciation for his technical expertise, strategic judgment and understanding of the cybersecurity industry.

Wayne brings a particularly valuable combination of cybersecurity entrepreneurship, executive leadership and technical expertise. His success in building Phirelight Security Solutions, subsequently acquired by RHEA Group, demonstrates his ability to translate cybersecurity expertise into commercial value.

As Quantum eMotion enters a new phase of growth, our priority is to transform our technological innovations into integrated, scalable cybersecurity solutions. Wayne’s appointment will strengthen our ability to execute this strategy, particularly as we prepare for the opportunities associated with our proposed combination with Plurilock. Initial discussions with Plurilock’s existing customers have indicated interest in exploring potential applications of QeM’s cybersecurity solutions, highlighting opportunities for future commercial collaboration. I am personally very pleased that Wayne has agreed to take on this important responsibility and look forward to continuing our collaboration in this new capacity.”

Wayne Teeple, Chief Technology Officer, stated:

“From my years on QeM’s Board, I have seen the strength of the Company’s technology portfolio and the growing need for quantum-safe cybersecurity. My priority as CTO is to move these technologies from research and innovation to scalable, commercially deployable solutions that customers can integrate and use today. I look forward to working with our teams and strategic partners to deliver on that next phase of growth.”

Mr. Teeple was granted 500,000 stock options to purchase common shares of the Company at an exercise price of $1.47 per share. The package includes 300,000 options with a 10-year term that vest at 25% per year over four years. The remaining 200,000 options depend on reaching specific performance milestones.

About Quantum eMotion Corp.

Quantum eMotion Corp. is a quantum-secure cybersecurity company developing a comprehensive platform designed to protect data, communications and digital infrastructure against both current and emerging threats. The Company’s technologies combine quantum-generated entropy, post-quantum cryptography, secure communications and advanced cryptographic key protection to support applications across cloud computing, artificial intelligence, financial services, healthcare, blockchain, government and critical infrastructure.

For further information, please visit our website at https://www.quantumemotion.com/ or contact us at: info@quantumemotion.com

Francis Bellido, Chief Executive Officer

514 956.2525

Cautionary Note regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information is based on management’s current expectations, estimates, projections, assumptions, and beliefs as of the date of this release.

Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “seeks,” “may,” “could,” “would,” “should,” “will,” “potential,” and similar expressions are intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

Readers are cautioned not to place undue reliance on forward-looking information. Actual results and future events may differ materially from those anticipated. The Company undertakes no obligation to update or revise any forward-looking information, whether because of new information, future events, or otherwise, except as required by applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.